Filed by As Seen On TV, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: eDiets.com Inc.

Commission File No.: 000-30559

CLEARWATER, Fla., Jan 15, 2013 /PRNewswire/ -- As Seen On TV, Inc. (ASTV), a direct response marketing company and owner of AsSeenOnTV.com, announced today that the company will be presenting at the 15th Annual ICR XChange on January 16th in Miami, Florida. Chairman Kevin Harrington will be presenting at 3:40 PM ET in the Glimmer 3-4 Room at the Fontainebleau Hotel.

The link to the live webcast is as below:

http://investor.shareholder.com/icr/2013/eventdetail.cfm?eventid=123001&ticker=DIET

In its fifteenth year, ICR XChange hosts presentations from more than 150 companies and is attended by more than 1,500 people from the investor community. The conference provides a distinctive opportunity for private and public companies, investment banks and media to review and strategize consumer trends for the coming fiscal year.

About As Seen On TV, Inc.

As Seen On TV, Inc. is a direct response marketing company and owner of AsSeenOnTV.com. We identify, develop and market consumer products for global distribution via TV, Internet and retail channels. As Seen On TV, Inc. was established by Kevin Harrington, a pioneer of direct response television. For more information go to www.AsSeenOnTV.com and www.TVGoodsInc.com.

Forward-Looking Statements:

In accordance with the Private Securities Litigation Reform Act of 1995, we caution you that, whether or not expressly stated, certain statements made in this news release that reflect management's expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks, uncertainties and assumptions. This news release contains forward-looking statements about the Company including statements about the Company's expectations: (i) that our proposed acquisition of eDiets will take place; (ii) that we will be able to obtain the additional financial support required in order to remain in business; (iii) that trends will be sufficient to enable both eDiets and As Seen On TV to become profitable; (iv) regarding the future prospects and growth potential of As Seen On TV and eDiets; (v) regarding the potential benefits to be derived from our association with CeeLo Green; and (vi) regarding market demand for our products. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. With respect to all these statements, these factors include those risk factors set forth in filings by As Seen On TV and eDiets with the Securities and Exchange Commission, including annual and quarterly reports, and the following: (i) our ability to sufficiently increase our revenues and control expenses; (ii) the effectiveness of our marketing and advertising programs, including our program involving CeeLo Green; (iii) our ability to develop and market products; (iv) our ability to recruit and retain key executive officers; (v) our ability to maintain compliance with applicable regulatory requirements; and (vi) the state of the credit markets and capital markets, including the level of volatility, illiquidity and interest rates. We cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We do not undertake any responsibility to update any of these forward-looking statements to conform our prior statements to actual results or revised expectations.

Contact Information:

Jeff Ramson

ProActive Capital Group

641 Lexington Avenue, 6th Floor

New York, NY 10022

646-863-6341

www.proactivecapitalgroup.com

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger (“Merger”) between As Seen On TV, Inc. (the “Company”) and eDiets.com Inc. (“eDiets”) will be submitted to the stockholders of eDiets for their consideration.  In connection with the proposed Merger, the Company has filed with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 that includes a proxy statement of eDiets that also constitutes a prospectus of the Company.  eDiets intends to mail the proxy statement/prospectus to its stockholders.  The Company and eDiets also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND EDIETS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of all documents filed with the SEC, including by the Company and eDiets, when they become available, through the website maintained by the SEC at www.sec.gov.  The Company and eDiets make available free of charge at www.tvgoods.com and www.eDiets.com, respectively (in the “Investors Relations – Financial Statements” section and the “Investor Relations” section, respectively), copies of materials they file with, or furnish to, the SEC, or investors and stockholders may contact the Company at (727) 288-2738 or eDiets at (954) 360-9022 to receive copies of documents that each company files with or furnishes to the SEC.

Participants in the Merger Solicitation

eDiets and certain of its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of eDiets in connection with the proposed transaction.  Information about the directors and executive officers of eDiets is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 2, 2012.  This document can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain “forward-looking statements” that are not limited to historical facts, but reflect the Company’s and eDiets’ current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, the Company’s and eDiets’ expectations with respect to the synergies, costs, efficiencies, and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations; approval of the proposed transaction by stockholders; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of the Company and eDiets and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder approval, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure to satisfy other closing conditions, and the possibility of adverse publicity or litigation, including an adverse outcome thereof and the costs and expenses associated therewith.

Additional information concerning other risk factors is contained in the Company’s and eDiets’ most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current  Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning the Company, eDiets, the proposed transaction or other matters and attributable to the Company or eDiets or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither the Company nor eDiets undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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